24 March 2006

VODAFONE GROUP PUBLIC LIMITED COMPANY HAS CLAIMED CONFIDENTIAL TREATMENT
OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, D.C. 20549-3561

Attention: Larry Spirgel
Assistant Director

Re:	Vodafone Group Public Limited Company Form 20-F for the fiscal year ended 31 March 2005 Filed 8 June 2005 File No. 1-10086

Dear Mr. Spirgel

We have received your comment letter of 21 February 2006 addressed to Mr. Arun Sarin regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).

We note for the information of the Staff that concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the Commission’s rules. This letter contains the portions of the response letter to the Staff’s comments for which we do not seek confidential treatment.

Financial Statements
Note 36, US GAAP Information
a) Investments accounted for under the equity method, page 126

1.     Refer to the first paragraph of page 126, which discloses that you do not consolidate Vodafone Italy for US GAAP purposes because of significant participation rights held by minority shareholders. Describe for us the substantive participating rights held by minority shareholders and explain your consideration of them when deciding to account for Vodafone Italy under the equity method for US GAAP reporting purposes.

Response

Background

Vodafone Group Plc
Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England Telephone: +44 (0)1635 33251, Facsimile: +44 (0)1635 35237

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

At 31 March 2005, the Group owned 76.8% of Vodafone Italy and may appoint seven out of the nine directors whilst Verizon Communications (“Verizon”) owned 23.1% of the company and are able to appoint the remaining two directors. At 31 March 2005, the remaining 0.1% was held by a third party that has no additional rights over and above those provided to an equity holder. This 0.1% stake has since been acquired by the Group.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

US GAAP analysis

ARB 51 states, “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition pointing toward consolidation.” This is affirmed in SFAS 94.

In EITF 96-16, the Task Force noted that, while the assessment is a matter of judgement depending on the facts and circumstances, minority rights would overcome the presumption of consolidation if those rights allow a minority shareholder to effectively participate in significant decisions made in the ordinary course of business.

Specifically the Task Force highlighted the following examples of substantive participating rights:

1.	Selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures.

2.	Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

In assessing whether Vodafone Italy should be consolidated or accounted for under the equity method, we considered the rights granted to Verizon in the Articles of Association and shareholders’ agreement, as described above, and the guidance in ARB 51, Statement 94 and EITF 96-16. We determined that many of Verizon’s rights are identical or similar to the substantive participating rights described by the Task Force, in particular the rights numbered one to three above under “Background”. As a result, we concluded that Vodafone Italy should not be consolidated under US GAAP and should instead be accounted for under the equity method.

h) Cumulative effect of changes in accounting principles
EITF Topic D-108, page 132

2.     Please explain to us why you recognized a £11,416 (million) impairment charge on the Verizon Wireless’ mobile licences as of January 1, 2005, upon adopting EITF Topic D-108, while Cellco Partnership did not incur a similar charge. As a part of your response to this comment, compare for us all the assumptions and estimates that you utilized in your impairment analysis to those utilized by Cellco Partnership management. Provide us detailed support for any of your assumptions or estimates that differ from the Cellco Partnership assumptions and estimates.

Response

For US GAAP reporting, prior to September 29, 2004 and the adoption of EITF Topic D-108, Vodafone used a residual method to assign fair values to licences in business combinations and, since the adoption of Statement 142, in impairment testing of indefinite lived intangible assets.

Under the residual method, Vodafone assigned to mobile licences the residual purchase price in business combinations in excess of the fair values of all assets and liabilities other than mobile licences. This was discussed in previous communications to the Staff, including Vodafone’s letters dated 14 and 22 May 2003, in which Vodafone provided details outlining its historical purchase price allocation methodology, and why it considered that a single residual existed in the allocation of purchase price in acquisitions, such residual predominantly representing the value of the acquired licence.

The Group accounts for its interest in Cellco Partnership as an equity method investment in accordance with APB 18. The difference between the purchase cost of the Group’s investment in Cellco Partnership and the amount of the underlying equity in net assets other than mobile licenses was attributed to indefinite lived mobile licenses held by Cellco Partnership in the same manner as if Cellco Partnership had been a consolidated subsidiary in accordance with paragraph 19 (b) of APB 18.

Consequently, included within the carrying value of the Group’s investment in Cellco Partnership was the fair value of the indefinite lived mobile licenses determined by Vodafone as of the date of the acquisition of its interest in Cellco Partnership. This was significantly greater than the carrying value of those same licences within Cellco Partnership’s financial statements.

On adoption of EITF Topic D-108, registrants who have applied the residual method to the valuation of intangible assets for purposes of impairment testing were required to perform an impairment test using a direct method on all intangible assets that were previously valued using the residual method.

Cellco Partnership completed this impairment test as of January 1, 2005. Cellco Partnership engaged an independent valuation firm as valuation expert (the “Expert”) to value Cellco Partnership’s wireless licences for purposes of adoption of EITF Topic D-108. The Expert determined the fair value of Cellco Partnership’s wireless licences to be in the range of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. In determining the cumulative effect of adoption of EITF Topic D-108, we relied on the same external valuation as used by Cellco Partnership.

In preparing its estimate of fair value, the Expert used a variation of the income approach called the “Greenfield Approach”. The Greenfield Approach is a commonly used approach based on the cash outflows and eventual inflows from the construction of a wireless network beginning with only a licence and ending with a fully operational wireless network. The underlying theory behind this approach is that the owner incurs start-up costs, initial losses and capital expenditures that reflect the creation of all other tangible and intangible assets, including customers and brand, thus directly isolating and valuing the licences. In performing its analysis, the Expert considered different scenarios related to the incremental cost of acquiring and retaining customers over and above the current business plans of Cellco Partnership.

In determining which value within the range determined by the Expert Vodafone should use, the Group considered its experience in start-up scenarios. We believe Cellco Partnership’s cost to acquire and retain customers during the network build-out phase in the valuation would be at the higher end of the range of assumptions used by the Expert, as it would need to persuade customers to join its developing network rather than other fully operational nationwide networks of other providers. Accordingly, we believe that [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which is at the lower end of the range, represented the best estimate of fair value for Cellco Partnership’s licences at the date of the valuation.

The $21.9 billion (£11.4 billion) impairment charge recognised in the Group’s US GAAP reconciliation represents the difference between [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] fair value (45% of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]) and the Group’s share of Cellco Partnership’s wireless licences included within the Group’s investments accounted for under the equity method of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Upon adopting EITF Topic D-108, Cellco Partnership did not incur a similar charge due to the significantly lower carrying value of the licences reflected in its financial statements.

3.     In light of Vodafone Italy’s history of losses under US GAAP, please provide us an analysis of your long-lived Vodafone Italy assets. Identify the useful lives assigned to these assets and tell us the expiration dates for Vodafone Italy’s telecommunications licences. Also, explain to us how you determined that your investment in the Vodafone Italy intangible assets and other non-current assets is not impaired.

We have included our response to Staff Comment Number 3 in our response to Staff Comment Number 4 below.

4.     Similarly, we note that your German operations continue to experience losses under UK GAAP. Please provide us a similar analysis of your long-lived German assets and explain to us your consideration of whether or not impairment charges should be recorded in connection with your German operations under US GAAP.

The carrying values of our Italian and German operations (Vodafone Italy and Vodafone Germany) at 31 March 2005 were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], respectively. The long-lived assets in Vodafone Italy and Vodafone Germany are comprised mainly of second generation GSM (Global system for mobile communications) and third generation W-CDMA (Wideband code division multiple access) wireless licences and network and related equipment. The following table provides details of the carrying value of the intangible and tangible long-lived assets of Vodafone Italy and Vodafone Germany including their average useful lives. As Vodafone Italy is accounted for under the equity method, the amounts shown for Vodafone Italy are the Group’s share.

At 31 March 2005	Vodafone Italy			Vodafone Germany

	Carrying value € bn	Average useful life Years	Range Years	Carrying value € bn	Average useful life Years	Range Years

GSM licence(1)(3) W-CDMA licence(2) Network equipment Other tangible and intangible assets
Total long-lived assets	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].
Deferred tax liability on GSM licences(3) Other net (liabilities) assets Carrying value of operations

Notes:

1.	The expiration dates of Vodafone Italy’s and Vodafone Germany’s GSM licences are January 2015 and December 2009, respectively.
2.	The expiration dates of Vodafone Italy’s and Vodafone Germany’s W-CDMA licences are December 2021 and December 2020, respectively.

3.

The application of Statement 141 and Statement 142 to Vodafone Italy and Vodafone Germany is consistent with the method described in response to the Staff’s Comment Number 2 above and the Group’s previous communications with the Staff referred to above.

At 31 March 2005, there were no intangible assets with indefinite lives or goodwill in the Vodafone Italy and Vodafone Germany asset groups. Accordingly, the tangible and intangible long-lived assets within these asset groups were tested for impairment using the methodology in Statement 144. After application of Statement 144, the carrying value of the Group’s investment in Vodafone Italy was assessed under APB 18 to determine if there was an other than temporary loss in value which should be recognised.

Vodafone Italy and Vodafone Germany have a history of operating losses since their acquisition by the Group, both under UK GAAP and US GAAP. However, these losses are primarily due to the amortisation of intangible assets identified as part of the purchase price allocation performed on acquisition, which, for the year ended 31 March 2005, amounted to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] under US GAAP for Vodafone Italy and Vodafone Germany, respectively, and by the amortisation of goodwill under UK GAAP, which, for the year ended 31 March 2005, amounted to €5.5 billion and €10.0 billion for Vodafone Italy and Vodafone Germany, respectively. Excluding the effects of this amortisation, the US GAAP operating profit is substantially equivalent to the amounts reported as Total Group operating profit before goodwill amortisation and exceptional items for Vodafone Italy and Vodafone Germany in the UK GAAP segmental analysis in note 3 of Notes to the consolidated financial statements in our Annual Report on Form 20-F for the year ended 31 March 2005 of £2.3 billion and £1.7 billion, respectively. As discussed in more detail below, both entities have generated, and are expected to continue to generate, significant net trading cash inflows1.

Given the decrease in market values in the telecommunications sector since the date of acquisition of Vodafone Italy and Vodafone Germany, the Group has reviewed the recoverability of the long-lived assets in Vodafone Italy and Vodafone Germany each year.

The Group determined that the lowest level for which identifiable cash flows are largely independent of the cash flows of the Group’s other assets and liabilities is at the level of the operating company owning one or more national wireless licences, in this case Vodafone Italy and Vodafone Germany. Assets cannot be grouped at a level lower because no cash flows can be generated without a licence and the licence must be combined with a network to generate cash flows.

One of the most critical judgements in ascertaining the recoverable amount of Vodafone Italy and Vodafone Germany is the determination of the primary asset. For Vodafone Italy and Vodafone Germany, this determination is particularly important as the remaining useful life of the two most critical assets, the “second generation” GSM licence and “third generation” W-CDMA licence, are significantly different.

Statement 144 defines the primary asset as the principal long-lived tangible asset being depreciated or identifiable intangible asset being amortized that is the most significant component asset from which the group derives its cash-flow-generating capacity. The Group has concluded that the respective W-CDMA licence is the primary asset for both Vodafone Italy and Vodafone Germany because of the relatively long remaining useful life compared to the GSM licence, the level of investment required to replace the W-CDMA licence and the expectation that the majority of services in each market will be transitioned to the W-CDMA networks, which require a W-CDMA licence to be operated.

1     Trading cash flow equals the sum of earnings before interest, tax, depreciation and amortisation and working capital movements.

Consistent with the guidance in Statement 144, at the end of the useful life of each W-CDMA licence, the Group assumes the disposal of all assets in the asset group.

The trading cash flows of Vodafone Italy and Vodafone Germany for each year ended 31 March are shown below. The figures for years ended in 2002 through 2005 are based on actual amounts while the amounts for the years ending in 2006 through 2010 represent management’s estimates used in the annual impairment test for the year ended 31 March 2005. All amounts for Vodafone Italy represent the Group’s share.

In € billions	2002 Actual	2003 Actual	2004 Actual	2005 Actual	2006 Est.	2007 Est.	2008 Est.	2009 Est.	2010 Est.

Italy Germany	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

In our impairment testing for the year ended 31 March 2005, we determined that the undiscounted cash flows of Vodafone Italy and Vodafone Germany were significantly in excess of the respective carrying values of each entity.

We also determined that the fair value of Vodafone Italy as at 31 March 2005, based on discounted future cash flows, was in excess of its carrying value and it was not necessary to review the carrying value of the Group’s equity method investment for an other than temporary decline in value.

For the year ending 31 March 2006, we have been carrying out a similar impairment review. On 27 February 2006, the Group issued a press release in the United Kingdom (furnished to the Commission as a Report on Form 6-K) to disclose the preliminary results of its annual impairment test for the year ending 31 March 2006. In this release, the Group disclosed that it expected the finalisation of the annual impairment test to result in an impairment of goodwill under IFRS in the range of £23 billion to £28 billion.

Under IFRS, Vodafone tests fixed assets, including goodwill, for impairment by comparing the carrying value for each operating company to its respective recoverable amount where the operating company is identified as the appropriate cash-generating unit. The recoverable amount is defined as the higher of fair value less costs to sell, and value in use. Value in use is estimated based on discounted cash flows. This impairment testing differs substantially from the guidance in Statement 144.

In conjunction with the annual impairment test under IFRS, the Group also assessed the recoverability of its long lived assets under Statement 144 for all asset groups where there was an indication of impairment, including Vodafone Italy and Vodafone Germany. At 31 January 2006, the carrying values under US GAAP of Vodafone Italy and Vodafone Germany were approximately 20% lower than under IFRS, primarily due to the amortisation of intangible assets identified as part of the purchase price allocation, which, for the year ended 31 March 2005, amounted to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] under US GAAP for Vodafone Italy and Vodafone Germany, respectively. Under UK GAAP, the Group treated the excess of the purchase price over the fair value of net assets and liabilities acquired as goodwill. On transition to IFRS, such goodwill is no longer amortised.

Due to differences in carrying values described above and the requirement to assess recoverability using undiscounted cash flows under US GAAP, the carrying values of Vodafone Germany and Vodafone Italy remain recoverable. The following table summarises the preliminary result of our assessment under Statement 144 for the year ending 31 March 2006.

In € billions	Carrying value at 31 January 2006	Undiscounted cash flows	Fair value

Italy Germany	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

The significant difference between the undiscounted cash flows and fair values shown in the table above represents the effect of using undiscounted versus discounted cash flows over the relatively long remaining useful life of the W-CDMA licences.

In its Annual Report on Form 20-F for the year ending 31 March 2006, Vodafone will include the disclosures in accordance with International Accounting Standard 36, “Impairment of Assets” (“IAS 36”) as well as those required by Form 20-F and related guidance including:

1.	The events and circumstances that led to the recognition of the impairment losses.

2.

A description of management’s key assumptions and estimates involved in calculating the net present value of future cash flows from the Group’s businesses and how the amounts used in impairment testing were determined including:

a.	Growth in EBITDA, calculated as adjusted operating profit before depreciation and amortisation;

b.	Timing and quantum of future capital expenditure;

c.	Long term growth rates; and

d.	The selection of discount rates to reflect the risks involved.

3.

Quantified sensitivities of assumptions used to determine the impairment loss recognised in the current financial year for Vodafone Italy and Vodafone Germany, including the effect of movements in the discount rate, budgeted EBITDA, capital expenditure the long term growth rate, and the determination of the primary asset under US GAAP.

4.	The carrying value of cash-generating units that have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance under IFRS.

5.	Description of the GAAP difference in impairment testing under IAS 36 and Statement 144 and quantitative disclosure of the effect of this difference on net income.

***

We are available to discuss any of the foregoing with you at your convenience. If you have any questions relating to this request for confidential treatment, please feel free to call Kathryn A. Campbell of Sullivan & Cromwell LLP at +44 207 959 8580. She may also be reached by facsimile at +44 207 959 8950 and by email at campbellk@sullcrom.com. Alternatively, you can contact Robbie Barr at +44 1635 673 324 and by email robbie.barr@vodafone.com.

As requested, Vodafone acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Vodafone may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:	Joseph M. Kempf, US Securities and Exchange Commission
Robert S. Littlepage, US Securities and Exchange Commission
Vince Niblett, Deloitte & Touche, LLP
Hadleigh Shekle, Deloitte & Touche, LLP
Kathryn A. Campbell, Sullivan & Cromwell LLP
Robbie Barr, Vodafone Group Plc